June 29, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) File Nos: 811-07890 and 033-66242
Dear Mr. Di Stefano:
     On behalf of AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in May, 2010, with regard to Post-Effective Amendment No. 33 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective June 29, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments — Prospectuses
1. Comment: On the front cover of each prospectus, remove the sentence beginning, “This prospectus contains important information...” and sentences such as, “Invesco High Income Municipal Fund may, in the future, limit public sales of its shares to certain investors.”
     Response: The requested change has been made.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 2
2. Comment: Consider whether “Concentration Risk” should be phrased in terms of similar types of projects or industrial bonds and not sectors.
     Response: According to SEC Release No. 9785 dated May 3, 1977, if a municipal bond mutual fund invests 100% in tax-exempt securities issued by governments, the Fund is not required by Section 8(b)(1)(E) to state that the Fund is concentrated. Accordingly, we are removing the concentration risk.
3. Comment: Add “counterparty default” to “Synthetic Securities Risk”.
     Response: The requested change has been made.
4. Comment: In section entitled “Performance Information”, move the sentence beginning “The bar chart shows changes in the performance...” to appear as the second sentence of the first paragraph.
     Response: The requested change has been made.
5. Comment: Remove “a style specific benchmark” from the second sentence in the paragraph immediately following the heading “Performance Information”.
     Response: The Registrant respectfully declines to take this comment since Instruction 2(b) to Item 4 permits the inclusion of indices in addition to the broad-based index and an identification of an additional index such as “style specific” or “peer group” is helpful to the shareholder.
6. Comment: Under the heading, “Performance Information”, remove the sentence, “The benchmarks may not reflect payment of fees, expenses or taxes” from the first paragraph.
     Response: The requested change has been made. On those indices which do not deduct for fees, expenses and taxes, the statement “reflects no deduction for fees, expenses or taxes” has been included in parentheses.
7. Comment: In the section entitled “Performance Information”, delete the sentences appearing under the table, “Average Annual Total Returns”, concerning performance shown prior to the inception date of certain classes since these are not required by Form N-1A.
     Response: The Registrant respectfully declines to take this comment since we believe that language is required by Instruction 3(b) to Item 4.
8. Comment: The section entitled, “Objective and Strategies,” indicates that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. The Fund will provide shareholders with advance notice of any change to the Fund’s investment objective.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 3
Invesco High Income Municipal Fund
9. Comment: In the “Annual Fund Operating Expenses” chart, “Acquired Fund Fees and Expenses” is listed as a line item, should it be included in the strategies?
     Response: The “Acquired Fund Fees and Expenses” line item and corresponding footnote have been deleted from the prospectus because the Fund’s acquired fund fees and expenses are under 0.01%, and such amount, if any, has been included in the “Other Expenses” line item.
10. Comment: Delete the last sentence of the fourth paragraph under the heading, “Principal Investment Strategies of the Fund”, since it can be misleading.
     Response: The requested change has been made.
11. Comment: “Leverage Risk” is included in the Risks sections, but there is not a corresponding strategy. These two sections should correspond with each other.
     Response: Strategies involving “Leverage Risk” are not currently a principal investment strategy of the Fund.
12. Comment: In the “Average Annual Total Returns” table, why it is appropriate to include performance for the five- and ten-year periods when Class Y shares only incepted in 2008?
     Response: Invesco Advisers, Inc. has chosen to reflect hypothetical performance for new classes of existing Invesco Funds as permitted by no-action letters, such as those for Janus Adviser Series (publicly available August 28, 2000), MassMutual Institutional Funds (publicly available September 28, 1995) and IDS Financial Corp. (publicly available December 19, 1994).
Invesco Tax-Exempt Cash Fund
13. Comment: In the “Annual Fund Operating Expenses” chart, “Acquired Fund Fees and Expenses” is listed as a line item, should it be included in the strategies?
     Response: The “Acquired Fund Fees and Expenses” line item and corresponding footnote have been deleted from the prospectus because the Fund’s acquired fund fees and expenses are under 0.01%, and such amount, if any, has been included in the “Other Expenses” line item.
14. Comment: Delete the second sentence of the footnote to the Fee Table.
     Response: The footnote provided notice that the Rule 12b-1 fee was permanently reduced. Since the change occurred one year ago, sufficient notice has been provided and the footnote has been deleted.
15. Comment: “Leverage Risk” is included in the Risks sections, but there is not a corresponding strategy. These two sections should correspond with each other.
     Response: Strategies involving “Leverage Risk” are not currently a principal investment strategy of the Fund.

Vincent Di Stefano
Division of Investment Management
June 29, 2010	Page 4
16. Comment: The fourth paragraph under the heading, “Investment Objectives, Strategies, Risks and Portfolio Holdings,” states that the Fund maintains an average dollar-weighted portfolio maturity of no more than 90 days. Bring this in line with the new Rule 2A-7 rule.
     Response: The requested change has been made.
Invesco Tax-Free Intermediate Fund
17. Comment: The third paragraph appearing under the heading, “Principal Investment Strategies of the Fund,” states, “In complying with this 80% investment requirement, the Fund’s investments may also include derivatives and other instruments that have economic characteristics similar to the Fund’s direct investments.
     Response: “Other Instruments” as referenced in this paragraph are not used as a principal investment strategy of the Fund. Rather, the mention of “other instruments” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel